FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 8th March 2007

Royal Dutch Shell plc - Non-Executive Directorate - Succession

The Board of Royal Dutch Shell plc (NYSE: RDS.A, NYSE: RDS.B) announce the intended election of Mr Rijkman Groenink to replace Mr Aarnout Loudon, who will be retiring as a Non-Executive Director of the Company following the Annual General Meeting of Shareholders on 15 May 2007. The Board will propose to the Annual General Meeting that Mr Rijkman Groenink (57) be appointed as a Non-Executive Director with effect from 16 May 2007.

Mr Aarnout Loudon served as a member of the Royal Dutch supervisory board from 1997 and was a Board member of Royal Dutch until the merger of the Company on 21 December 2005. He was appointed as a Non-Executive Director of Royal Dutch Shell plc in October 2004.

Rijkman Groenink has been serving as the Chairman of the Managing Board of ABN AMRO Bank since May 2000. He joined AMRO Bank in 1974 and was appointed to the Managing Board in 1988. Following the merger of ABN and AMRO Bank in 1990, he was appointed to the Managing Board of ABN AMRO, where he led and was responsible for Global Clients in the Investment Banking division and later for the Netherlands division.

Directorships, memberships and advisory roles outside ABN AMRO include:

  Member of the United Nations Advisor Group on Inclusive Financial Sectors, a group that provides advice and guidance to the United Nations and seeks ways to make a broad variety of financial services accessible for the poor and for small enterprises across the globe.

  Member of the European Financial Services Round Table (EFR), a group of chairmen and CEO's of financial institutions with the objective to provide a strong industry voice on European policy issues relating to financial services and to support the completion of the single market in financial services.

  Member of the Institut International d'Etudes Bancaires (IIEN)

  Supervisory board member of SHV

Directorships and advisory roles in culture and the arts include:

  Chairman of the Supervisory board of the Stedelijk Museum, Amsterdam

  Board member of the Amsterdam Society for City Restoration

Rijkman Groenink received a royal knighthood in 2004, when he was appointed Officer in the Order of Oranje-Nassau by Her Majesty Queen Beatrix of the Netherlands.

He was elected European Banker of the Year 2004 by the Group of 20+1, a group of foreign correspondents of major European media based in Frankfurt.

The Hague, 8 March 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 8 March 2007